UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2018

Commission file number: 333-209744

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel

+972-8-633-3964

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Entry into Non-Binding Memorandum of Understanding

On September 3, 2018, Todos Medical Ltd. (the “Company”) entered into a non-binding memorandum of understanding (“MOU”) with Orot+. The execution of the activities contemplated in the MOU are subject to the execution of a definitive agreement. The purpose of the MOU is for Orot+ to build and establish the regulatory approvals, markets and applications for Orot+ to facilitate the distribution of the Company’s future breast cancer (TM-B1 and TM-B2) screening tests (the “Screening Tests”). Under the MOU, the Company has proposed to grant Orot+ sole distribution rights to market and sell the Screening Tests within the territories of Romania and Austria. The contemplated sole distribution rights within the territories of Romania and Austria are for a period of five and three years, respectively. The MOU also provides that the parties may extend their relationship into Poland and Japan.

Under the MOU, Orot+ will conduct a pilot to test the Screening Tests in both Romania and Austria before the commencement of the exclusive marketing and sales period of the Screening Tests within Romania and Austria. Orot+ will bear the costs associated with such a pilot program, however, in consideration for such costs, and subject to the parties entering into a definitive agreement, the Company is expected to issue a number shares of its common stock to Orot+ that corresponds to the costs expended by Orot+ in the pilot programs within Romania and Austria.

The MOU shall expire upon the earlier of the signing of a definitive agreement between the parties or within seventy five (75) days of the date of its signing, unless extended by mutual consent of the parties.

A press release issued by the Company is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit

99.1	Press Release issued by Todos Medical Ltd. on September 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TODOS MEDICAL LTD.
(Registrant)

Date: September 13, 2018	By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss Title: Chief Executive Officer

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